

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Sandy John Masselli, Jr.
Chief Executive Officer and Director
Carlyle Gaming & Entertainment Ltd.
501 Fifth Avenue
New York, NY 10017

> **Re: Carlyle Gaming & Entertainment Ltd.
> Form 10-12G
> Filed April 1, 2011
> File No. 000-20940**

Dear Mr. Masselli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 ("Exchange Act"). In addition, please remember we will continue to review your filing until all of our comments have been addressed.

Forward Looking Statements, page 2

2. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

<u>Item 1. Business, page 3</u>

3. Please reconcile your disclosure as to the company's initial date of incorporation. We note inconsistent dates listed throughout the Form 10.

4. We note your disclosure that you "specialize in owning and operating legal and licensed interactive software-based games of chance including sports wagering facilities which are offered as an online service accessible world-wide through the Internet in legal and licensed jurisdictions." Expand your disclosure to discuss the specific "games of chance" your online service will offer to customers. In addition, disclose the licensed jurisdictions which will be legally able to access your online wagering services. We note your disclosure on page 16 stating that you intend to focus your initial sales efforts in licensed jurisdictions in Europe and South America. In addition, we note disclosure on page 4 stating that several other country specific licensed web sites are currently under development. However, more specific disclosure should be provided as to which countries your efforts will focus upon.

5. We note your disclosure that in 2009 you purchased 100% of the business rights including Domain names, trademarks, proprietary software source codes and all of the credit card clearing operations from SJCG Company Limited ("SJCG") for a total amount of $1.1 million in cash. Please discuss the reasons why the company chose to purchase SJCG's particular business and intellectual property rights. In addition, identify and explain the particular roles played by any individuals or entities in arranging or facilitating the transactions. Finally, expand your disclosure to discuss the intellectual property rights on which your business depends. See Item 101(h)(4)(vii) of Regulation S-K.

6. We note your disclosure that in the third quarter of 2010 you utilized gaming and transaction processing software owned by International Data Solutions S.A. on a no-cost trial basis. Please also discuss whether you utilized this software on a no-cost trial basis in the fourth quarter of 2010 and also in the first quarter of 2011. In addition, explain whether the software will be available at no-cost until June 2011 when it appears you will begin to make volume-based monthly royalty payments to International Data Solutions S.A. Further, please add risk factor disclosure addressing the informal licensing arrangement you have with International Data Solutions S.A.

7. Explain whether International Data Solutions S.A. also provides technical and customer support on a no-cost free trial basis.

8. Revise your disclosure throughout the Form 10 to note that you do not yet earn revenue through the wagering activities of your online casino users. We note your disclosure on page 13 that you will commence generating revenue in May 2011 when you begin to accept live wagering on your websites.

Reports to Security Holders, page 5

9. Please revise your disclosure to state that upon effectiveness of the Form 10, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Item 1A. Risk Factors, page 6

10. We note your senior executives have agreed to defer all past compensation until you meet certain net income requirements, you obtain quotation on the Over-the Counter Bulletin Board and all required dividend payments are current and fully paid. Please provide appropriate risk factor disclosure discussing the effect not meeting any, or all, of these requirements will have on retaining your current senior executives. In addition, discuss the effect losing certain senior executives will have on your operations.

Item 2 Financial Information
Overview, page 12

11. We note the following inconsistencies between your disclosures in this item and your financial statements:

- You indicate that you established a fiscal year end of January 31; however your financial statements are for the year ended December 31, 2010.
- You indicate that you were a development stage company from May 2008 until September 2010; however, the financial statements are labeled as a Development Stage company at December 31, 2010.

Please revise accordingly.

Liquidity and Capital Resources and Cash Requirements, page 14

12. Please disclose the current amount outstanding under your existing credit facility with Intercapital Management (Canada) Ltd.

Item 5. Directors and Officers, page 18

13. We note a recent press release discussing the indictment of a Sandy Masselli, aged 48, of Middletown, New Jersey on March 16, 2011 for second degree theft by deception and third degree forgery in relation to a check kiting scheme conducted by that individual. Please confirm whether the Sandy Masselli indicted on March 16, 2011 is the same Sandy Masselli, Chief Executive Officer and Director of Carlyle

gaming & Entertainment Ltd. If so, please provide disclosure related to the pending criminal charges related to Mr. Masselli pursuant to Item 401(f) of Regulation S-K. You can access the press release at the following address: http://themonmouthjournal.com/local-resident-charged-in-check-kiting-scheme-p1808-1.htm.

Item 6. Executive Compensation, page 21

14. Please revise footnotes (2) and (4) to the Summary Compensation Table to reflect the correct as of dates the salaries were accrued as payable for Messrs. Masselli and Cicalese in 2009. We note the current disclosure reflects as of dates of December 31, 2019.

Item 10. Recent Sales of Unregistered Securities, page 23

15. Please revise to include all required disclosure under Item 701 of Regulation S-K as to all securities sold within the past three years which were not registered under the Securities Act. Specifically include the names of the persons or identify the class of persons to whom the securities were sold or issued to. We note disclosure in the Notes to the Financial Statements on page F-12 that you issued shares of common stock in multiple transactions in the past three years.

Item 11. Description of Registrant's Securities to be Registered, page 23

16. We note Article III of your Articles of Incorporation provides that your aggregate authorized capital is 150,000,000 shares, rather than 1,000,000,000. Please revise your disclosure to reflect the amount of authorized capital provided for in your governing documents. In addition, please re-file a copy of your Articles of Incorporation filed as Exhibit 2.1 because the copy as currently filed on EDGAR is missing page one.

Notes to the financial statements
Note 3 – Goodwill on quasi reorganization, page F-11

17. You have noted that you had gone through quasi-reorganization and as a result recorded $240,000 in goodwill. Please tell us the following with respect to this reorganization:
    a. Please tell us if this quasi-reorganization was approved by a board of directors' resolution and its legality supported by an opinion from counsel.
    b. Please tell us why you believe that the quasi reorganization resulted in a write-up of net assets (goodwill). Please refer to SAB Topic S - Quasi-Reorganization.

18. Given your losses in the current year, and minimal cash flows, please tell us why you believe that the goodwill recorded on the books is not impaired at December 31, 2010.

Note 4 - Rights to gaming software and domains, page F-11

19. You disclose that you have acquired all business rights along with other assets for $1,100,000. Please address the following with respect to these acquisitions:
    c. Tell us if the assets acquired have generated any revenues prior to your acquisition.
    d. Please explain how you determined the fair values and purchase price for the acquisitions.
    e. Tell us how you applied the guidance in Rule 11-01(d) of Regulation S-X in evaluating if the acquisitions constitute a business.
    f. If the assets meet the criteria of a business, please file audited financial statements for these acquisitions. Refer to Rule 8-04 of Regulation S-X. Also include the pro forma financial statements required by Rule 8-05 of Regulation S-X.

20. Please provide a breakout of the intangible assets acquired (i.e. domain names, trademarks etc), and disclose the useful lives of each of the intangible assets.

21. We note your statement that the online gaming site is not operational yet and therefore no amortization has been charged; however, you disclosed on page 13 that you have launched your websites in September 2010. Please explain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: H. Alton Neff, Esq.
        Via Facsimile: (732) 458-8767

Sandy John Masselli, Jr.
Carlyle Gaming & Entertainment Ltd.
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